SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                For the Quarterly period ended September 30, 1999

                                    EIDOS plc

                             Wimbledon Bridge House
                                1, Hartfield Road
                                Wimbledon, London
                             SW19 3RU United Kingdom
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                      Form 20-F       X          Form 40-F
                                  ---------                ---------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes                   No           X
                                  ---------                ---------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                    82 - N/A
                                    ---------

                                    EIDOS plc

                                    Form 6-K

                                TABLE OF CONTENTS

                                                                                                    Page
Consolidated Financial Statements (Unaudited):

           Consolidated Balance Sheets as of September 30 and March 31, 1999                           2

           Consolidated Statements of Operations for the three and six months ended September          3
           30, 1999

           Statements of Recognised Gains & Losses for the three and six months ended                  4
           September 30, 1999 and 1998

           Consolidated Statements of Cash Flows for the six months ended September 30, 1999           5
           and 1998

           Consolidated Statements of Changes in Shareholders' Equity for the six months ended         6
           September 30, 1999

           Notes to Unaudited Consolidated Financial Statements                                        7

Management's Discussion and Analysis of Financial Condition and Results of Operations for the         11
three and six months ended September 30, 1999

Exhibits

The following documents were filed as part of this Form 6-K:

     Press release dated November 15, 1999 - Investment in Maximum
      Holdings Inc                                                                                   E-1
     UK press release dated November 24, 1999 - interim results for
      the six months ended 30 September 1999                                                         E-2
     US press release dated November 24, 1999 - interim results for
      the three and six months ended September 30, 1999                                              E-3

EIDOS plc
Consolidated Balance Sheets Reconciled to US GAAP


  UK GAAP                                                               September 30, 1999         March 31, 1999
  -------                                                                      (unaudited)
                                                                  ------------------------   --------------------
                                                                                      L000                   L000
  Fixed assets

  Intangible assets (net of amortisation of L10,060,000;
  March 31, 1999, L4,070,000)                                                       35,041                 25,939
  Tangible assets                                                                    5,021                  5,668
  Investments                                                                       14,166                 12,164
                                                                            --------------         --------------
  Total fixed assets                                                                54,228                 43,771
                                                                            --------------         --------------
  Current assets

  Stocks                                                                             5,762                  5,666
  Debtors: amounts falling due within one year                                      54,488                 57,737
  Cash at bank and in hand                                                           3,165                 48,220
                                                                            --------------         --------------
  Total current assets                                                              63,415                111,623

  Creditors: amounts falling due within one year                                  (49,090)               (58,049)
                                                                            --------------         --------------
  Net current assets                                                                14,325                 53,574
                                                                            --------------         --------------
  Total assets less current liabilities                                             68,553                 97,345
                                                                            --------------         --------------
  Creditors due after more than one year                                             (133)                (30,813)
                                                                            --------------         --------------
  Net assets                                                                        68,420                 66,532
                                                                            ==============         ==============


  Capital and reserves

  Called up share capital                                                            2,000                  1,728
  Share premium account                                                             77,769                 50,165
  Other reserves                                                                       707                    707
  Profit and loss account                                                         (12,056)                 13,932
                                                                            --------------         --------------
  Shareholders' funds                                                               68,420                 66,532
                                                                            ==============         ==============
  Reconciliation to US GAAP

  Shareholders' funds (prepared under UK GAAP)                                      68,420                 66,532
  Goodwill                                                                          19,052                 19,449
  Less in process research and development                                         (2,368)                (2,368)
  Less amortisation                                                               (17,000)               (16,856)
  Deferred tax                                                                       1,993                  1,993
                                                                            --------------         --------------
  Shareholders' funds in accordance with US GAAP                                    70,097                 68,750
                                                                            ==============         ==============

The accompanying notes are an integral part of these consolidated financial statements.

EIDOS plc

Unaudited Consolidated Statements of Operations Reconciled to US GAAP


                                                                 Three months ended           Six months ended
                                                                   September 30,               September 30,
                                                             -------------------------   -------------------------
UK GAAP                                                              1999          1998          1999          1998
-------
                                                              -----------     ---------   -----------     ---------
                                                                     L000          L000          L000          L000

Group turnover - continuing operations                             27,250        21,785        44,060        47,586

Costs of goods sold                                              (11,346)      (11,325)      (19,692)      (22,503)
                                                                ---------     ---------     ---------     ---------
Gross profit                                                       15,904        10,460        24,368        25,083
                                                                ---------     ---------     ---------     ---------

Selling and marketing                                             (9,463)       (6,593)      (18,330)      (12,451)
Research and development                                         (11,779)       (9,064)      (23,558)      (16,129)
General and administrative

   Goodwill amortisation                                          (3,476)             -       (5,990)             -
   Other                                                          (7,246)       (6,122)      (13,415)      (10,123)
                                                               ----------    ----------     ---------     ---------
Operating expenses                                               (31,964)      (21,779)      (61,293)      (38,703)
                                                               ----------    ----------     ---------     ---------

Group operating loss - continuing operations                      (16,060)      (11,319)      (36,925)      (13,620)

Amounts written off investments                                          -       (5,250)             -       (5,250)
Net interest and similar charges                                     (897)          (77)         (982)          (58)
                                                               ----------    ----------     ---------     ---------
Loss on ordinary activities before tax                            (16,957)      (16,646)      (37,907)      (18,928)

Taxation                                                            3,998          4,265        10,913         5,132
                                                               ----------    ----------     ---------     ---------
Net loss after tax (prepared under UK GAAP)                       (12,959)      (12,381)      (26,994)      (13,796)
                                                               ----------    ----------     ---------     ---------
Loss per share                                                     (67.0p)       (72.4p)      (146.2p)      (80.6p)

Reconciliation to US GAAP

Net loss after tax (prepared under UK GAAP)                       (12,959)      (12,381)      (26,994)      (13,796)
Amortisation of goodwill                                               135       (1,647)         (144)       (3,276)
Amounts written off investments                                          -         5,250             -         5,250
                                                                ---------     ---------     ---------     ---------
Net loss in accordance with US GAAP                               (12,824)       (8,778)      (27,138)      (11,822)
                                                                ---------     ---------     ---------     ---------
Loss per share in accordance with US GAAP

Basic and diluted                                                  (66.3p)       (51.3p)      (147.0p)       (69.1p)

The accompanying notes are an integral part of these consolidated financial statements.

EIDOS plc

Unaudited Consolidated Statements of Total Recognised Gains and Losses


                                                                 Three months ended           Six months ended
                                                                   September 30,               September 30,
UK GAAP                                                              1999          1998          1999          1998
-------
                                                              -----------   -----------   -----------   -----------
                                                                     L000          L000          L000         L000
Net loss after tax                                               (12,959)      (12,381)      (26,994)      (13,796)
Currency translation differences on foreign currency net
investments                                                           939            94           609           166
                                                              -----------   -----------   -----------   -----------
Total gains and losses in the period                             (12,020)      (12,287)      (26,385)      (13,630)
                                                              -----------   -----------   -----------   -----------
US GAAP

Net loss                                                         (12,824)       (8,778)      (27,138)      (11,822)
Other comprehensive income:
     Foreign currency translation adjustments                         939            94           609           166
     Unrealised depreciation of investments                             -       (5,250)             -       (5,250)
                                                              -----------   -----------   -----------   -----------
Total comprehensive net loss                                     (11,885)      (13,934)      (26,529)      (16,906)
                                                              -----------   -----------   -----------   -----------

Cumulative translation differences

Balance brought forward                                             (529)           462         (199)           390
Before tax translation differences                                  1,423           150           923           266
Tax benefit/(expense)                                               (484)          (56)         (314)         (100)
                                                              -----------   -----------   -----------   -----------
After tax translation differences                                     939            94           609           166
                                                              -----------   -----------   -----------   -----------
Balance carried forward                                               410           556           410           556
                                                              -----------   -----------   -----------   -----------


The accompanying notes are an integral part of these consolidated financial statements.

EIDOS plc
Unaudited Consolidated Statements of Cash Flow


                                                                          Six months ended      Six months ended
                                                                        September 30, 1999    September, 30 1998

                                                                                      L000                  L000
                                                                          ----------------      ----------------
Net cash outflow from operating activities                                        (31,229)               (6,554)
                                                                          ----------------      ----------------
Returns on investments and servicing of finance

Interest received                                                                      528                 1,304
Bond interest paid                                                                   (652)                 (951)
Interest paid on finance leases                                                       (26)                  (82)
Other interest paid                                                                  (587)                 (208)
                                                                          ----------------      ----------------
                                                                                     (737)                    63
                                                                          ----------------      ----------------
Taxation

Overseas tax paid                                                                  (6,225)               (6,316)
                                                                          ----------------      ----------------

Capital expenditure and financial investment

Purchase of tangible fixed assets                                                  (1,053)               (1,387)
Sale of tangible fixed assets                                                            3                    70
Purchase of other investments                                                            -               (1,498)
                                                                          ----------------      ----------------
                                                                                   (1,050)               (2,815)
                                                                          ----------------      ----------------
Acquisitions and disposals

Purchase of subsidiary undertakings                                               (14,327)                     -
Purchase of associated undertakings                                               (17,728)                     -
                                                                          ----------------      ----------------
                                                                                  (32,055)                     -
                                                                          ----------------      ----------------

Net cash outflow before financing                                                 (71,296)              (15,622)

Financing

Issue of ordinary share capital                                                      2,317                     3
Repayment of principal under finance leases                                          (182)                 (420)
                                                                          ----------------      ----------------
                                                                                     2,135                 (417)
                                                                          ----------------      ----------------
Decrease in cash in the period                                                    (69,161)              (16,039)
                                                                          ================      ================


The accompanying notes are an integral part of these consolidated financial statements.

EIDOS plc

       Unaudited Consolidated Statement of Changes in Shareholders' Equity
                   For the six months ended September 30, 1999

      L000 (except share numbers)                                 Ordinary shares          Share                  Profit
                                                                                         premium      Other     and loss
      UK GAAP                                             No. of shares      Amount      account   reserves      account       Total
      -------                                            --------------  ----------- -----------  --------- ------------  ----------
      Balance as at April 1, 1999                            17,282,280       1,728       50,165       707        13,932      66,532
      Loss for the period                                             -           -            -         -      (26,994)    (26,994)
      Translation adjustment                                          -           -            -         -           609         609
      Arising on exercise of share options                      388,451          39        2,278         -             -       2,317
      Arising on conversion of bond                           2,337,294         233       25,326         -             -      25,559
      Goodwill written off on associated companies                    -           -            -         -           397         397
                                                         --------------  ----------- -----------  --------- ------------  ----------
      Balance as at September 30, 1999                       20,008,025       2,000       77,769       707      (12,056)      68,420
                                                         --------------  ----------- -----------  --------- ------------  ----------
      US GAAP
      Balance as at April 1, 1999                            17,282,280       1,728       79,691       707      (13,376)      68,750
      Loss for the period                                             -           -            -         -      (27,138)    (27,138)
      Translation adjustment                                          -           -            -         -           609         609
      Arising on exercise of share options                      388,451          39        2,278         -             -       2,317
      Arising on conversion of bond                           2,337,294         233       25,326         -             -      25,559
                                                       ----------------  ----------- -----------  --------- ------------  ----------
      Balance at September 30, 1999                          20,008,025       2,000      107,295       707      (39,905)      70,097
                                                       ----------------  ----------- -----------  --------- ------------  ----------

Notes:

1. The accompanying notes are an integral part of these consolidated financial statements.

2. The UK GAAP reserves at April 1, 1999 have been restated to reflect the reclassification of the goodwill reserve required by Financial Reporting Standard No. 10.

EIDOS plc
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.       Summary of Significant Accounting Policies

         The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom.

a.       Unaudited results

         The interim consolidated financial statements are unaudited. In the opinion of management, all adjustments considered necessary to present fairly the consolidated financial position, results of operations and cash flows for such interim periods have been made. In the opinion of management, the unaudited interim consolidated financial statements have been prepared on a basis consistent with Eidos' audited consolidated financial statements at March 31, 1999.

b.       Loss per share

         The loss per share is calculated in accordance with Financial Reporting Standard No.14 and based on a weighted average number of ordinary shares in issue of 19,347,954 and 18,463,496 for the three and six months ended September 30, 1999 respectively (1998: 17,110,873 and 17,110,856). None of the potential ordinary shares are dilutive and hence a separate fully diluted loss per share is not given.

         The weighted average number of shares used to calculate the basic earnings per share under U.S. GAAP is the same as for U.K. GAAP.

c.       Summary of differences between U.K. GAAP and U.S. GAAP

         A summary of the most significant differences applicable to Eidos plc and its subsidiaries (Eidos) is set out below:

         (1) Business combinations

         Under U.S. GAAP, goodwill arising on acquisitions accounted for under the purchase method is amortized over the estimated useful life of the goodwill, with amortized amounts being included in general and administrative expenses. Each of the Company's acquisitions has been accounted for using the purchase method for U.S. GAAP purposes. Each of the businesses acquired by the Company was involved in the development of computer games software. The Company acquired such businesses for their established names in the computer games software market, for the experience of their personnel in the development of computer games software, and for an aggregate of in excess of 25 games (together with underlying technologies) that were under development by or on behalf of such businesses. Upon review of the acquired companies' technology, the Company determined that a portion of such technology had neither reached technological feasibility nor had alternative future uses and that completion of the games under development would require substantial additional effort and expenditure by the Company.

EIDOS plc
Notes to Unaudited Consolidated Financial Statements continued.../

         Accordingly, for U.S. GAAP purposes, the Company treated an aggregate of L24.4 million as in-process research and development, all of which was expensed in the periods in which the related acquisitions were completed (fiscal year 1996: L8.2 million, fiscal year 1997:
         L13.8 million and fiscal year 1999: L2.4 million).

         The Company also has recorded L65.2 million of goodwill for U.S. GAAP purposes in connection with acquisitions (fiscal year 1996:
         L7.4 million, fiscal year 1997: L11.1 million, fiscal year
         1998: L4.0 million fiscal year 1999: L26.9 million and fiscal year 2000: L15.8m). The Company recognizes the fast changing industry in which it is involved and believes the remaining goodwill has a useful life of 3 years.

         Under U.K. GAAP, goodwill arising on consolidation of acquisitions (which represents the excess of the fair value of the consideration paid in the acquisition over the fair value of the identifiable net assets acquired) prior to April 1, 1998 was written-off immediately against related reserves, and had no impact upon the Company's statement of operations until disposal. Goodwill arising after April 1, 1998 is being capitalized and amortized in a method similar to U.S. GAAP; however there is no charge for in-process research and development. The Company is therefore recording different amounts of capitalized goodwill and amortization under U.K. GAAP than it is under U.S. GAAP. Currently the amortization charge under U.S. GAAP exceeds that under U.K. GAAP because of the charges for companies acquired prior to April 1, 1998. It is anticipated that in the future the difference will decrease and eventually the U.K. GAAP charge will exceed the U.S. GAAP charge because of the one-off in-process research and development charges.

         Additionally U.K. GAAP requires that on subsequent disposal or closure of a previously acquired business, any goodwill previously taken directly to shareholders' equity is reflected in the income or loss on disposal. Under U.S. GAAP the appropriate balance to be written off on the disposal of the business is the remaining unamortized balance of goodwill.

         For acquisitions prior to April 1, 1998, the benefit of acquired tax losses, as they are recognised in periods subsequent to the acquisition, are credited to goodwill for U.S. GAAP purposes and credited to income under U.K. GAAP. There is no difference in treatment for acquisitions after April 1, 1998.

         (2) Deferred taxation

         U.K. GAAP requires that no provision for deferred taxation should be made if there is reasonable evidence that such taxation will not be payable within the foreseeable future. U.S. GAAP requires full provision for deferred taxation liabilities, and permits deferred tax assets to be recognised if their realisation is considered to be more likely than not.

         (3) Investments

         Unlike U.K. GAAP, which recognises gains and losses in the periodic performance statements; U.S. GAAP requires unrealised changes in the value of listed investments to be recognised as a separate component of shareholders' equity until realised.

         Eidos has an equity investment in Opticom ASA, a Norwegian listed company. This is shown in the balance sheet at cost (L11.2 million). The market value at September 30, 1999 was L27.7 million.

2.       Segmental analysis

The analysis by class of business of turnover, loss before tax and assets for Eidos on a consolidated basis is given below.


                                  Turnover               Loss before taxation             Gross assets
                        ---------------------------------------------------------------------------------------
                              Six months ended             Six months ended
                               September 30,                September 30,         September 30,      March 31,
                        ------------------------------------------------------------------------ --------------
                                  1999          1998           1999          1998           1999          1999
                        -------------- ---------------------------- ---------------------------- --------------
Class of business                L'000         L'000          L'000         L'000          L'000         L'000
Computer software               41,842        45,819       (37,997)      (18,632)        114,726       152,393
Video editing                    2,223         1,900             90         (296)          2,918         3,000
                        -------------- ---------------------------- ---------------------------- --------------
                                44,065        47,719       (37,907)      (18,928)        117,644       155,393
Inter segment                      (5)         (133) -------------- ---------------------------- --------------
                        -------------- --------------
                                44,060        47,586
                        -------------- --------------

The geographical analysis of the Group's turnover, loss before taxation and gross assets is set out below.


                                                                 Turnover to unaffiliated customers
                                                  ------------------------------------------------------------
                                                         By destination                 By origination
                                                        Six months ended               Six months ended
                                                          September 30,                 September 30,
                                                  ------------------------------------------------------------
                                                            1999           1998            1999           1998
                                                  -------------- --------------  -------------- --------------
Geographical segment                                        L000           L000            L000           L000
United Kingdom                                             9,450          7,969          14,891         13,024
Germany                                                    3,599          4,711           4,960          6,722
France                                                     5,151          9,037           6,053         10,137
Rest of Europe                                             6,174          6,680               -              -
U.S.                                                      16,979         16,756          17,462         17,703
Rest of World                                              2,707          2,433             694              -
                                                  -------------- --------------  -------------- --------------
                                                          44,060         47,586          44,060         47,586
                                                  -------------- --------------  -------------- --------------


                                                                        Inter-segment sales
                                                  ------------------------------------------------------------
                                                         By destination                 By origination
                                                        Six months ended               Six months ended
                                                          September 30,                 September 30,
                                                  -----------------------------  -----------------------------
                                                            1999           1998            1999           1998
                                                  -------------- --------------  -------------- --------------
Geographical segment                                        L000           L000            L000           L000
United Kingdom                                             2,787            846          10,609         11,812
Germany                                                    3,954          4,190              60              -
France                                                     3,789          5,237               -              -
U.S.                                                       5,707          1,539           5,853              -
Rest of World                                                288              -               3              -
                                                  -------------- --------------  -------------- --------------
                                                          16,525         11,812          16,525         11,812
                                                  -------------- --------------  -------------- --------------


                                                        Net loss before tax               Gross assets
                                                  --------------------------------------------- --------------
                                                        Six months ended
                                                          September 30,          September 30,       March 31,
                                                  -----------------------------  -------------- --------------
                                                            1999           1998            1999           1999
                                                  -------------- --------------  -------------- --------------
Geographical segment                                        L000           L000            L000           L000
United Kingdom                                          (21,147)       (13,483)          59,847         63,441
Germany                                                  (1,341)           (93)          11,127         17,102
France                                                     (850)            235           3,058          8,576
U.S.                                                    (14,058)        (5,460)          42,974         64,471
Rest of World                                              (511)          (127)             638          1,803
                                                  -------------- --------------  -------------- --------------
                                                        (37,907)       (18,928)         117,644        155,393
                                                  -------------- --------------  -------------- --------------

3.       Stocks

                                           September 30,               March 31,
                                                    1999                    1999
                                          --------------          --------------
        Raw materials                                331                     371
        Finished goods                             5,431                   5,295
                                          --------------          --------------
                                                   5,762                   5,666
                                          --------------          --------------

         Stocks are stated net of provisions of L1,072,000 at September 30,1999 and L764,000 at March 31, 1999.

4.       Borrowings

         In April 1998, Eidos issued U.S.$50 million of 6.25% convertible bonds. The bonds are convertible after August 31, 1998 and on or prior to July 24, 2002 into ordinary shares of 10p each of Eidos at an initial conversion price of L10.95 per share and with a fixed rate of exchange on conversion of $1.5965 = L1. The convertible bonds have been stated net of issue costs. As at September 30, 1999, bonds representing $41.0 million had been converted (March 31, 1999: $0.1 million).


                                                   September 30, 1999              March 31, 1999
                                               ---------------------------------------------------------
                                                  Due within     Due after     Due within      Due after
                                                    One year      One year       One year       One year
                                               -------------  ------------- -------------  -------------
                                                        L000          L000           L000           L000
       Borrowings
       Convertible bonds                               5,479             -              -         30,333
       Bank loans and overdrafts                      23,889             -              -              -
       Obligations under finance leases                  311            22            363            152
                                               -------------  ------------- -------------  -------------
                                                      29,679            22            363         30,485
                                               -------------  ------------- -------------  -------------
       Other creditors
       Trade creditors                                 6,760             -          9,692              -
       Royalty creditors                               1,253             -          4,968              -
       Other creditors                                 1,687           111         20,371            328
       Accruals and deferred income                    9,711             -          8,967              -
       Corporation tax                                     -             -         13,688              -
                                               -------------  ------------- -------------  -------------
                                                      19,411           111         57,686            328
                                               -------------  ------------- -------------  -------------
                                                      49,090           133         58,049         30,813
                                               =============  ============= =============  =============


5.       Commitments and contingencies

         As at September 30, 1999 Eidos had contracts to make future payments totalling L16.0 million to various licensors and developers involved in providing games software for Eidos' use. Eidos also has annual commitments under operating leases of L2.5 million, L2.0 million relating to land and buildings and L0.5 million for motor vehicles and equipment. The principal leases for office premises are as described in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 27, 1999. The largest office is in Menlo Park, California, which has an eight year lease and annual commitment of $1.3 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED SEPTEMBER 30, 1999

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Eidos' actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and those discussed in the "Risk Factors" section of Eidos' Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 27, 1999.

The following discussion is based on the Unaudited Consolidated Financial Statements of Eidos, which have been prepared in accordance with UK GAAP. See the Unaudited Consolidated Financial Statements of Eidos for information on the differences between UK GAAP and US GAAP that affect Eidos' net income and shareholders' equity.

OVERVIEW

Fluctuating operating results

Eidos has experienced, and expects to continue to experience, significant fluctuations in operating results due to a variety of factors including, among others: (i) the timing and success of product introductions; (ii) the market acceptance of Eidos' products; (iii) delays in product completion; (iv) order cancellations; (v) product returns; (vi) projected and actual changes in platforms; (vii) changes in pricing policies by Eidos and its competitors;
(viii) development and promotional expenses relating to the introduction of new products or new versions of existing products; (ix) changes in the value of the pound sterling in relation to other currencies; and (x) the size and rate of growth of the interactive software market. In response to competitive pressures, Eidos may take certain pricing or marketing actions that could materially adversely affect Eidos' business, results of operations and financial condition. Products are generally shipped as orders are received; accordingly Eidos operates with little backlog. Furthermore, the interactive software business is highly seasonal. Net revenues are typically significantly higher during the second half of Eidos' financial year, due primarily to the increased demand for interactive software products during the year-end holiday buying season. Net revenues in other periods are generally lower and vary significantly as a result of new product introductions and other factors. As a very significant percentage of Eidos' total sales arise in the second half, Eidos has limited ability to compensate for shortfalls in second half sales by changes in its operations or strategies in the first half. Eidos' expense levels are based, in part, on its expectations regarding future sales, and, as a result, operating results would be disproportionately and adversely affected by a decrease in sales or a failure to meet Eidos' sales expectations.

Eidos publishes its consolidated financial statements in pounds Sterling. A significant portion of Eidos' assets and net revenues are generated in foreign currency, primarily US dollars, French Francs and Deutschmarks. In translating the results of its overseas operations Eidos is subject to fluctuations in the exchange rates between pounds Sterling and the overseas currency. Accordingly, depreciation in the weighted average value of the overseas currency against pounds Sterling could decrease reported revenues and appreciation in the weighted average value of the overseas currency against pound sterling could increase reported revenues.

As a result of the foregoing, results of operations can be expected to fluctuate significantly from period to period.

RESULTS OF OPERATIONS

For the three months ended September 30, 1999 compared to the three months ended September 30, 1998

Net revenue

Net revenue increased 25% from L21.8 million in the three months ended
September 30, 1998 to L27.3 million in the three months ended September
30, 1999. Three new titles were launched in the period, Legacy of Kain: Soul Reaver on PC CD and PSX and Braveheart and Cutthroats on PC CD compared to two titles in the corresponding period last year. Last year's net revenue was mainly derived from continuing sales of the first quarter releases and back catalogue with only 7% from the two new releases of that quarter. By contrast, this year 86% of the quarter's revenue was from the current releases, predominantly Legacy of Kain: Soul Reaver (which has now shipped in excess of one million units).

31% of games revenue was from sales of PC products compared to 70% for the corresponding period of last year. This has been distorted by the success of Legacy of Kain: Soul Reaver (which was released on PC CD and PSX). Usually the first and second quarters of the year have a higher proportion of PC sales than PSX. In a quarter with relatively low sales (compared to the year as a whole), high sales of a PSX product can distort the overall split.

The higher proportion of PSX sales is also reflected in the higher average selling price (L13.97 compared to L12.87 last year). The total number of units shipped in the quarter was 2.4 million compared to 1.7 million in the corresponding period of 1998.

Cost of sales

Cost of sales includes manufacturing, distribution costs and royalties payable. Royalties payable comprise three elements: royalties payable to third party software licensors, royalties payable to third party developers and royalties payable to internal development teams.

For the three months ended September 30, 1999, cost of sales was L11.3 million. This represented 41.6% of net revenue, compared to 52.0% of net revenue, in the corresponding period last year. Gross margin for the quarter was 58.4% compared to 48.0% in the corresponding period last year. The increase in margin results from a combination of factors; predominantly lower royalty costs resulting from a higher proportion of internally generated products and a shift in the sales mix for the quarter compared to the corresponding period last year when there were fewer premium priced new releases as discussed above.

Selling and Marketing

Selling and marketing expenses comprise product marketing and advertising expenditure as well as salaries, bonuses and commissions paid to sales and marketing personnel. They consist of a variable element, product advertising and commissions, and a fixed element, which includes amortisation costs of games-related licences, payroll and associated expenses of the workforce.

Advertising costs for the three months ended September 30, 1999 were L3.9 million (14.5% of revenue) compared to L3.3 million (15.3% of revenue) in the corresponding period. This reflects increased expenditure on catalogue titles and the costs associated with building brand awareness through print advertising, the internet and other interactive media. The fixed element of selling and marketing costs was L5.5 million (1998: L3.3 million) and reflects the costs of additional headcount and the amortisation of licence fees.

Research and Development

Research and development primarily consists of software development costs. These costs include:

       *    internal development costs,

       * development fees paid under publishing agreements to external developers; and

       *    advance royalties paid under licensing arrangements.

Research and development represents the Company's investment in product development of L11.2 million for the three months ended September 30, 1999 (1998: L8.4 million). Also included in the category is pure research and development of L0.6 million (1998: L0.6 million). The product development charge for the quarter includes L8.0 million invested in a pipeline of over 35 titles that have yet to be released. The increase partly reflects the additional internal development resource now available to Eidos following the acquisition of Crystal Dynamics in November 1998.

General and Administrative

General and administrative expenses comprise primarily personnel costs for finance, administrative and general management as well as property, accounting and legal expenses. It also includes goodwill amortisation charges.

General and administrative costs were L10.7 million or 39.3% of revenue (1998: L6.1 million or 28.1%) for the three months ended September 30, 1999. The total excluding goodwill was L7.2 million (26.6%), reflecting the increased administrative infrastructure required to run Eidos' expanded operations.

Taxation

A tax credit of L4.0m has been applied to the loss on ordinary activities of L17.0m. This reflects the projected underlying tax rate for the year to March 31, 2000 of 34%.

For the six months ended September 30, 1999 compared to the six months ended September 30, 1998

Net revenue

Net revenue decreased 7% from L47.6 million in the six months ended
September 30, 1998 to L44.1 million in the six months ended September 30, 1999. There were five (1998: seven) new games released in the six months ended September 30, 1999. These were Legacy of Kain: Soul Reaver on PC CD and PSX, FA Manager on PSX and Official Formula One Racing, Braveheart and Cutthroats on PC CD. In addition, Warzone 2100 was launched on

PSX (following the release on PC CD in March) and Tomb Raider 2 was released on the Premier and Platinum labels. Legacy of Kain: Soul Reaver, developed by Eidos' subsidiary, Crystal Dynamics, has shipped in excess of one million units to date and is developing into a strong franchise.

43% of games revenue was from sales of PC products compared to 62% for the corresponding period of last year. This has been distorted by the success of Legacy of Kain: Soul Reaver (which was released on PC CD and PSX). Usually the first and second quarters of the year have a higher proportion of PC sales than PSX. In a period with relatively low sales (compared to the year as a whole), high sales of a PSX product can distort the overall split.

Last year the premium price releases were concentrated in the first quarter although these continued to sell well in the second quarter. This year there were more premium price releases in the second quarter. Although the average selling price in the second quarter was higher this year than last year the average selling price for the period was L13.22 compared to L13.91 last year. The total number of units shipped in the period was 3.9 million compared to 3.7 million in the corresponding period of 1998.

Cost of sales

Cost of sales includes manufacturing, distribution costs and royalties payable. Royalties payable comprise three elements: royalties payable to third party software licensors, royalties payable to third party developers and royalties payable to internal development teams.

For the six months ended September 30, 1999, cost of sales was L19.7 million. This represented 44.7% of net revenue, compared to L22.5 million, or 47.3% of net revenue, in the corresponding period. Gross margin was 55.3% for the period compared to 52.7% for the corresponding period last year. The increase in margin is largely due to lower royalty costs. Royalty costs in the period were L4.8 million compared to L6.1 million last year. The main releases this half year were internally developed and had lower royalties payable.

Selling and Marketing

Selling and marketing expenses comprise product marketing and advertising expenditure as well as salaries, bonuses and commissions paid to sales and marketing personnel. They consist of a variable element, product advertising and commissions, and a fixed element, which includes amortisation costs of games-related licences, payroll and associated expenses of the workforce.

Advertising costs in the half year were L7.9 million (17.9% of revenue) compared to L6.4 million (13.4% of revenue) in the corresponding period of 1998. This includes expenditure of L1.6 million in respect of titles to be released in the second half of the year (1998: L1.9 million). The fixed element of selling and marketing costs was L10.4 million compared to L6.1 million in the prior year. This reflects the amortisation cost of promotional licences and the world-wide departmental headcount increase of 20%.

Research and Development

Research and development primarily consists of software development costs. These costs include:

       *    internal development costs,

       * development fees paid under publishing agreements to external developers; and

       *    advance royalties paid under licensing arrangements.

Research and development represents the Company's investment in product development of L22.1 million (1998: L15.0 million) and pure research and development of L1.5 million (1998: L1.1 million). Product development includes L15.7 million (1998: L12.3 million) invested in a pipeline of over 35 titles to be released over the next two years. The increase partly reflects the additional internal development resource now available to Eidos following the acquisition of Crystal Dynamics in November 1998.

General and Administrative

General and administrative expenses comprise primarily personnel costs for finance, administrative and general management as well as property, accounting and legal expenses. It also includes goodwill amortisation charges.

General and administrative costs for the period were L19.4 million (44.0% of revenue) compared to L10.1 million (21.3% of revenue) in 1998. The total excluding goodwill of L6.0 million, was L13.4 million (30.4% of revenue), reflecting the increased administrative infrastructure required to run the expanded operations of the Group.

Taxation

A tax credit of L10.9m has been applied to the loss on ordinary activities of L37.9m. This reflects the projected underlying tax rate for the year to March 31, 2000 of 34%.

Liquidity and capital resources

At September 30, 1999 Eidos had cash and cash equivalents of L3.2 million and bank loans and overdrafts of L23.9 million. Holders of U.S.$40.9 million of Eidos' US$50 million convertible bond converted to equity during the period. On October 22, 1999 Eidos gave notice of its intent to redeem the remaining 18% of the bond. Since that date the whole amount has been converted. At September 30, 1999 the outstanding amount, L5.5 million, was included within current liabilities. At September 30, 1999 Eidos' working capital was L14.3 million (which includes the bank borrowings and the remainder of the bond).

Eidos utilised cash of L31.2 million from its operating activities in the six months ended September 30, 1999. The final instalment for Crystal Dynamics (L14.3 million) was paid in April 1999. In addition Eidos paid L17.7 million to acquire its equity stakes in Pyro Studios and Proein in July 1999. These, together with overseas tax payments of L6.2 million, represented the only significant other outflows of cash in the period. Interest costs, capital expenditure and finance costs of L2.0 million were offset by L2.3 million received from employees exercising their share options in the period.

Year 2000

The Year 2000 presents potential problems for all companies using computers, software and other electronic equipment. At the Year 2000 issues may arise for one of the following reasons. The use of "00" may imply that there is no current date. Any system using date based functionality for processing may fail due to calculation errors. Any interfaces using date based data storage must be unambiguous i.e. store all 4 digits of the date. The Year 2000 must be recognized as a leap year. The following sections describe what steps Eidos has taken to minimize the risk of exposure to these problems.

State of readiness

Eidos commenced its Year 2000 compliance project in late 1997. A co-ordinator was appointed who liaised with local management and IT personnel across the Group, and reported directly to the Board on progress made. A global strategy and policy for the Group was developed and implemented. Responsibilities were assigned to ensure timeliness of response and co-ordination of effort at all levels.

The Company's systems. Testing and replacement of hardware at all sites proceeded as planned and all business critical systems are now believed to be compliant. Financial and operational software was inventoried, certified by the suppliers and tested internally. The Company believes that game related development software and tools, which comprise the majority of Eidos' systems, are not adversely affected by Year 2000 problems. In addition the hardware used is updated frequently because of rapid changes in technology and the computer games industry.

The main financial and logistic system used in the U.K. and U.S. offices has been fully tested internally. In addition the supplier has provided certification of the system's compliance, and compliant Microsoft service packs have been applied. Systems used within the other offices have been upgraded and it is believed that they are now compliant. A final readiness checklist has been distributed in November 1999 to all Eidos overseas offices to check that all steps have been taken to ensure compliance. Responses will be in by mid-December 1999.

However comprehensive, no program of testing can provide absolute assurance that problems will not be encountered, especially given the many inter-dependencies on suppliers and developers. Eidos has made best endeavors to gain assurances from key companies in the supply chain.

The Company's products. Eidos' products do not contain date-related processes and therefore the Company believes that they do not pose significant Year 2000 problems. However the Company may be adversely affected if there are significant problems with hardware used to run its products (in particular video games consoles). Due to the broad range and location of personal computer vendors, the Company does not believe that the supply of personal computers will be significantly affected.

Third party compliance. Eidos began to contact all its major customers and suppliers in order to ascertain the steps they had taken to minimize Year 2000 problems. In general the Company has limited control over the actions taken by these third parties and not all have actually provided written guarantees that they addressed all potential Year 2000 issues. However the Company has been in regular contact with a number of key suppliers, including the fulfillment warehouses used by the main manufacturing locations which have supplied written confirmation of compliance. The Company uses a number of different suppliers for its PC product and printed material and could switch suppliers at relatively short notice if necessary. However the Company is currently dependent on Sony for the manufacture of its PlayStation products as are all other game developers for this platform. The final phase of compliance checks (following up with major suppliers to collate their final Year 2000 positions) was completed in September 1999.

Costs to the Company

To date the costs of implementing the Year 2000 compliance program have been indistinguishable from the normal costs incurred by Eidos in the regular maintenance and upgrading of all computer hardware and software. Some additional marginal costs have been incurred (for example, purchasing specific testing software and Year 2000 literature, travel expenses) but these have been negligible (less than L50,000).

Risks to the Company

Eidos believes it has taken reasonable steps to ensure it is not adversely affected by the Year 2000 problems however it would be impossible to give full assurance that operations will be unaffected considering the supply chain it operates within. Eidos is a very seasonal business and the majority of the Company's sales occur in the period leading up to Thanksgiving and Christmas. Therefore a disruption in business in January would not normally have a significant impact on the Company's annual results. However the Company's current release schedule has a relatively large number of titles due for release in the first few months of 2000. Consequently delays in development completion, manufacturing or despatch caused by Year 2000 problems (internal or third party) may have an impact on the results for the year ended March 31, 2000. It is likely that this would only be a timing difference unless there were found to be irrevocable problems with any of the business critical systems or equipment. In addition, at January 1, 2000 most of Eidos' customers will not have paid for the stock they bought for the Christmas season and hence any Year 2000 problems they experience may have an adverse affect on Eidos' cash flow in the early part of 2000.

Contingency plans

Eidos has developed a Business Continuity Plan with the help of an external consultant. This includes risk management, physical security and disaster recovery planning. A number of steps have be taken to ensure any disruption caused by the year 2000 is minimized. This includes a complete rollover plan to ensure that all major systems are tested over the New Year so that any problems that may occur will be addressed before business resumes on January 4th, 2000. These plans will be replicated in other overseas offices as appropriate for a consistent response to testing and recovery.

The Euro

The Board is currently assessing the implications for the European operations of the introduction of a common European currency ("The Euro"). The Euro was launched on January 1, 1999 and now runs in parallel with the French Franc, Deutschmark and other participating currencies until the local currencies are phased out by January 1, 2001.

The financial information systems used in the European offices are all capable of operating in multiple currencies including the Euro.

There have been negligible external costs relating to the introduction of the Euro to date (less than L10,000). It is anticipated that once the Euro is implemented there will be some costs involved in changing to the new currency (for example, staff training and minor software and hardware changes). These are not expected to be material.

One of the main issues for the Company is the possible erosion of margin resulting from changes in the retail price point. As existing price points are translated to the Euro they may be rounded down by the retailer who may seek to pass this reduction on to the Company. At this stage it is not possible to predict the impact of this but Eidos will seek to maintain its margin wherever it can. In addition, price transparency may erode margins in certain countries; however, the fact that most games are translated to the local language should help to reduce "gray imports" (games bought in one territory and sold in another with a higher retail price) and minimize this risk.

Currently the offices in France and Germany remit Euros back to the Head Office in the U.K. These receipts are translated to pounds Sterling and the currency risk is hedged in accordance with Company policies. Should the U.K. convert to the Euro this currency risk will be eliminated and the U.S. dollar will become the only significant currency exposure.

Market Risk

A full discussion of Eidos' exposure to market risk is given in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 27, 1999. Since that date the only significant change in exposure has been resulting from the conversion of 6.25% convertible bonds.

Foreign exchange risk

The Company's Sterling balance sheet was partially protected from the movements in the U.S. dollar exchange rate by the hedging effect of the bond. Dollar assets comprising cash and inter-company balances were matched against the bond liability. Since March 31, 1999 the entire bond has been converted and the Company has had to take other steps to hedge its exposure to the U.S. dollar. Accordingly in July 1999 the Company took out a forward contract to sell U.S. $50 million at a rate of $1.5637. This forward expires on March 31, 2000. The exchange movement is calculated every month and set off against the movement in U.S. dollar assets.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorised.

EIDOS plc

By:      /S/ Jeremy MJ Lewis                                   December 17, 1999
         -------------------                                   -----------------
         Jeremy MJ Lewis
         Chief Financial Officer

FOR IMMEDIATE RELEASE

                                    Eidos plc

                       Investment in Maximum Holdings Inc
             - enables Eidos to progress with its Internet strategy

LONDON, November 15, 1999 -- Eidos plc (NASDAQ: EIDSY), one of the world's leading developers and publishers of entertainment software, announces the acquisition, on 12 November 1999, of 19.96% of the share capital of Maximum Holdings Inc ("Maximum"), a US Internet company specialising in the interactive video games industry. The total consideration of $55.0 million (L34.0 million) was financed from existing cash resources and banking facilities and was paid in full on completion.

Summary

* Maximum is a Los Angeles based Internet company that is building a specific entertainment portal encompassing interactive games, music and entertainment. Maximum is the owner of GameCave.com, an e-commerce site focused on video games, and the GameFan network of affiliated Internet community sites. Maximum estimates that these sites currently are attracting 3.5 million unique visitors per month. Maximum is also the publisher of GameFan magazine, a leading US publication specialising in the video games industry.

* The Directors of Eidos view the investment in Maximum as a key development in progressing Eidos' Internet strategy. Eidos and Maximum intend to co-operate to further Maximum's goal of creating the largest online community for interactive entertainment targeting the Generation X and Y demographic. Eidos intends to enter into a series of non-exclusive commercial arrangements with Maximum covering a range of topics, such as cross-promotion and advertising, to allow it to benefit from the growth in the Internet as an electronic medium for the interactive video games market.

* It is intended that, subsequent to Eidos' investment, Maximum will within the next two weeks complete a merger with DVD Express Inc, a leading web based retailer of DVD movies and videos in the US. It is anticipated that the Maximum shareholders will own approximately 51% of the new company giving Eidos approximately 10.2% of the whole.

Commenting on the acquisition, Charles Cornwall, CEO of Eidos, said:

"Eidos is a digital media publishing company whose products, interactive video games, will be promoted and distributed increasingly through the Internet. As a publisher and content owner, Eidos has limited scope to develop and implement an Internet strategy on a stand-alone basis. After assessing and analysing opportunities in the market place over the last 12 months, we have decided that Maximum is the partner which will most effectively realise our objective of combining "Content, Community and Commerce" in our approach to our target market of 10 to 34 year old game players.

We believe that Maximum, with its extraordinary level of traffic and ability to deliver multiple services to our demographic, has a substantial lead over its competition in deploying an online strategy for the video games industry. We anticipate our alliance with Maximum will enhance significantly the e-commerce strategies of both companies and our investment will allow us to participate in any future capital growth."

David Bergstein, CEO and founder of Maximum, said:

"We at Maximum are dedicated to providing the young demographic with an unparalleled entertainment destination, embodying cutting edge Internet technology, content and commerce. Ultimately, we hope to serve the bulk of our audience's Internet needs within our own community. Today, together with DVD Express, our combined community is already the online leader in revenue and traffic in two of the three entertainment categories - movies and games. It is our intention to continue to rapidly enhance the entertainment experience in our community, by expanding content and services. Eidos' proven commitment to provide a rich entertainment experience to its audience, makes Eidos the perfect partner for Maximum. We are honoured by Eidos' validation of our efforts to date and plans for the future."

Contact:

Charles Cornwall, CEO:                                      011 44 181 636 3000
Mike McGarvey, COO:                                         011 44 181 636 3000
Jeremy Lewis, CFO:                                          011 44 181 636 3000
Ryan Barr/Lenny Santiago, Brainerd Communicators:                  212 986 6667
Neil Camp, Binns & Co:                                      011 44 171 786 9600

For Immediate Release

                                    Eidos plc

                       Investment in Maximum Holdings Inc
             - enables Eidos to progress with its Internet strategy

Introduction

LONDON, November 15, 1999 -- Eidos plc (NASDAQ: EIDSY), announces that on 12 November 1999, it entered into a sale and purchase agreement ("the Agreement") with Maximum Holdings Inc ("Maximum"). The Agreement provides for the acquisition of 19.96% of the outstanding capital stock of Maximum on a fully diluted basis. The total consideration payable to Maximum of $55.0 million (L34.0 million) before expenses was financed from existing cash resources and banking facilities and was paid in full on completion.

Information on Maximum Holdings Inc

Maximum is the owner of GameCave, an online e-commerce site offering domestic and imported video games, console players, DVDs, action figures, resin figures, Japanese anime, game music, magazines and other collectibles. Maximum is also the owner of the GameFan network of affiliated Internet community sites, which includes GameFan Online, a site that delivers daily its own original content to the video game player. Maximum estimates that its websites are already an online destination for 3.5 million unique visitors per month. Game Fan magazine, launched in 1992, ranks amongst the top selling video games magazines with, according to Maximum, a sell-through of approximately 300,000 magazines per month. Both GameFan Magazine and GameFan Online operate with a full, independent editorial staff of writers, editors and graphic artists.

Maximum's objective is to become the premier online community for interactive entertainment targeting the Generation X and Y demographic. Generations X and Y encompass young men and women in the age group of 10 to 34. This age group is differentiated by its interests in non-traditional forms of entertainment, notably video games and online gaming. The US Census Bureau estimates that this demographic currently has disposable annual income in the US of $280 billion and purchases, within the US, 25% of all movie tickets, 65% of all music and 95% of interactive entertainment

To achieve its objective, Maximum has created a vertical portal that will provide gaming content and e-commerce, such as news, reviews, previews, game demo downloads, game music down loads, online gaming and sales of games and related products and potentially the direct distribution of games.

Maximum believes that most online game content sites operate as aggregators of content and have a small number of content development staff. Maximum creates original content specifically for its sites, which it believes gives it credibility with its target demographic. Maximum believes this original content based approach creates an interaction with its target market allowing it to optimise sales, marketing and advertising opportunities.

Summary Financial Information

The consolidated net liabilities of Maximum as at 31 December 1998 were $0.3 million (L0.2 million). Revenues for the year then ended were $2.8 million (L1.7 million) and the loss before tax was $1.3 million (L0.8 million).

Proposed Merger of Maximum with DVD Express Inc

It is intended that subsequent to Eidos' investment, Maximum will, within the next two weeks, complete a merger with DVD Express Inc ("DVD"). It is anticipated that Maximum shareholders will own approximately 51% of the new company giving Eidos approximately 10.2% of the whole.

DVD is a leading web based retailer of movies and videos in the US in the rapidly emerging digital format of Digital Video Disks. DVD has developed substantial expertise in the systems and fulfilment aspects of the e-commerce business. DVD has recently moved into an expanded 66,000 square ft. warehouse in Los Angeles. The company also has fulfilment and site translation facilities in Amsterdam to enable it to take advantage of the expanding European market.

Information about Eidos

Eidos is one of the world's leading publishers and developers of entertainment software. Eidos develops and publishes a diverse mix of titles for the Sony PlayStation, Sega Dreamcast, Nintendo Colour Game Boy and multimedia PC markets in the US, the UK, Europe and Asia. The Company's shares are traded on the NASDAQ Stock Market under the symbol EIDSY.

On 27 May 1999, Eidos announced its results for the year ended 31 March 1999. Sales for the year were L226.3 million (1998: 137.2 million) and profit before tax was L37.9 million (1998: L16.5 million).

                                # # #

This press release is not intended for and may not be distributed in the United States, or to US persons
For Immediate Release                                           24 November 1999
                                    Eidos plc
                              1999 Interim Results

Eidos plc ("Eidos"), one of the world's leading publishers and developers of entertainment software, announces results for the six months ended 30 September 1999.

Mr Charles Cornwall, Chief Executive Officer, says:

"Following on from the quiet first quarter, Eidos' interim results reflect the relatively fewer new releases in the period coupled with increased levels of development and corporate activity. This has resulted in turnover of L44.1 million compared to L47.6 million in the same period last year and operating losses of L36.9 million compared to losses of L13.6 million last time. Five new titles were released during the first half compared to seven last year. Legacy of Kain: Soul Reaver from Crystal Dynamics has been particularly successful having already sold in excess of one million units since its launch and is developing into one of our key franchises.

We enter the Christmas selling season with a substantial, high quality product line-up representing Eidos' most impressive winter release schedule ever. To date Power Stone, The Nomad Soul, Revenant and Abomination have already been released. Tomb Raider: The Last Revelation is released today in North America and due on 3 December in Europe, with Fighting Force 2, Urban Chaos, Daikatana, F1 World Grand Prix, Championship Manager Season 99/00 and Gex III on Game Boy Color still to come. Furthermore, the integrity of our fourth quarter release schedule is unprecedented with much anticipated titles such as Resident Evil 3, UEFA Champions League 2000, Thief 2, Fear Affect, Deus Ex and Tomb Raider on Game Boy Color amongst others, due for launch in this period".

Highlights of the Chairman's Statement

*   Launched five new titles in the half year (1998: seven)
*   Increased losses reflect heavy investment in new titles
*   Content based publishing model strengthened by strategic investment

* Internet strategy substantially advanced by Maximum Holdings investment * Abomination, Revenant, The Nomad Soul and Power Stone released in current third quarter to date

*   Strong release schedule for key selling season

*   New Disney licence deal

*   Stock split to be proposed to improve marketability

Results Highlights (for the six months to 30 September 1999)

*   Turnover:                               L44.1m        (1998: L 47.6m )
*   EBITDA:                                L(29.3m)       (1998: L(12.1m))
*   Loss before tax and goodwill:          L(31.9m)       (1998: L(18.9m))
*   Loss before tax                        L(37.9m)       (1998: L(18.9m))
*   Loss per share before goodwill:        (113.8p)       (1998:  (80.6p))
*   Loss per share:                        (146.2p)       (1998:  (80.6p))


Notes:

1. Eidos prepares financial statements in accordance with applicable UK accounting standards (UK GAAP). The reconciliation to US GAAP is available from Eidos on request.

Regarding current trading and prospects Mr Ian Livingstone, Chairman, says:

"The year to date has been dominated by a number of strategic investments for Eidos, including equity stakes in Pyro Studios, Proein, Elixir Studios and Timeline Studios. In October we increased our holding in Top Cow Productions to 26% and took a 51% holding in the Dallas based developer, Ion Storm. In November, we announced the acquisition of a 19.96% holding in the US based Internet company, Maximum Holdings, as a key step in the unfolding of our internet strategy for the Group. In addition, we recently signed an agreement with the Disney Corporation to utilise three of their characters in games for release next spring and beyond.

Eidos' core business remains strong despite only releasing five titles in the first six months compared to seven last year. Gross margins have improved although following increased development commitments, selling and administrative costs and goodwill amortisation, Eidos reported an operating loss of L36.9 million.

In order to bring the share price more in line with the market and to improve the marketability of our shares, we intend to seek the approval of shareholders to split each existing 10 pence share into five 2 pence shares. An extraordinary general meeting is to be called on 25 January 2000 and the split will take effect from 26 January 2000. A circular will be sent to shareholders outlining this proposal in more detail in due course".

Contact:

Charles Cornwall, CEO:                                             0181 636 3000
Jeremy Lewis, CFO:                                                 0181 636 3000
Neil Camp, Binns & Co:                                             0171 786 9600
Ryan Barr, Brainerd Communicators:                              001 212 986 6667

                       Issued by Binns & Co: 0171 786 9600

CHAIRMAN'S STATEMENT

Results and Trading Review

Eidos reports a loss after tax of L27.0 million for the six months ended
30 September 1999 compared to a loss of L13.8m for the corresponding period last year. This loss is after a goodwill amortisation charge of L6.0 million. Turnover decreased from L47.6 million to L44.1 million. The loss per share was 146.2p or 113.8p excluding goodwill, compared to 80.6p. This is based on a weighted average number of shares outstanding in the period of 18,463,496 (1998:17,110,856).

The net cash outflow from operating activities was L31.2 million compared to L6.6 million in the corresponding period of 1998. This is after Eidos' investment in product development and pure research and development of L23.6 million (1998: L16.1 million).

On 22 October 1999 Eidos gave notice of its intent to redeem the remaining 18% ($9.0 million) of the US $ convertible bond. Since that date the whole amount has been converted.

There were five (1998: seven) new games released in the six months ended 30 September 1999. These were Legacy of Kain: Soul Reaver on PC CD and PSX, FA Manager on PSX and Official Formula One Racing, Braveheart and Cutthroats on PC CD. In addition, Warzone 2100 was launched on PSX (following the release on PC CD in March) and Tomb Raider 2 was released on the Premier and Platinum labels. Legacy of Kain: Soul Reaver, developed by Eidos' subsidiary, Crystal Dynamics, has shipped in excess of one million units to date and is developing into a strong franchise.

Gross margin was 55.3% for the half year compared to 52.7% for the corresponding period last year. The increase in margin is largely due to lower royalty costs. Royalty costs in the period were L4.8 million compared to L6.1 million last year. The main releases this half year were internally developed and had lower royalties payable.

Selling and Marketing

Advertising costs in the half year were L7.9 million (17.9% of revenue) compared to L6.4 million (13.4% of revenue) in the corresponding period of 1998. This includes expenditure of L1.6 million in respect of titles to be released in the second half of the year (1998: L1.9 million).

The fixed element of selling and marketing costs was L10.4 million compared to L6.1 million in the prior year. This reflects the amortisation cost of promotional licences and the world-wide departmental headcount increase of 20%.

Research and Development

Research and development represents the Company's investment in product development of L22.1 million (1998: L15.0 million) and pure research and development of L1.5 million (1998: L1.1 million). Product development includes L15.7 million (1998: L12.3 million) invested in a pipeline of over 35 titles to be released over the next two years. The increase partly reflects the additional internal development resource now available to Eidos following the acquisition of Crystal Dynamics in November 1998.

General and Administrative

General and administrative costs for the period were L19.4 million (44.0% of revenue) compared to L10.1 million (21.3% of revenue) in 1998. The total, excluding goodwill of L6.0 million, was L13.4 million (30.4% of revenue), reflecting the increased administrative infrastructure required to run the expanded operations of the Group.

Taxation

A tax credit of L10.9 million has been applied to the loss on ordinary activities of L37.9 million. This reflects the projected underlying tax rate for the year to 31 March 2000 of 34%.

Acquisitions/Investments

On 29 July 1999, Eidos acquired 25% of the share capital of the Spanish developer, Pyro Studios SL creator of the Commandos franchise. In addition, 75% of the related Spanish distributor, Proein SA was also acquired securing our position in the fast growing Spanish software market. The acquisitions are being accounted for as joint ventures. This has not had a material impact on the results to 30 September 1999.

In October, Eidos acquired a further stake in Top Cow Productions for $1.8 million bringing the total investment in the company to 26%. Also in October, Eidos acquired 51% of the Dallas based developer, Ion Storm, for a nominal consideration effecting our managerial control over that entity.

On 15 November, Eidos announced the acquisition for $55 million of a 19.96% stake in Maximum Holdings. Maximum is a Los Angeles based internet company that is building a specific entertainment portal encompassing interactive games, music and entertainment. Eidos and Maximum intend to co-operate to further Maximum's goal of creating the largest online community for interactive entertainment. It is intended that Maximum will complete a merger with DVD Express Inc ("DVD") shortly, giving Eidos approximately 10.2% of the combined entity. DVD is a leading web based retailer of movies and videos in the rapidly emerging digital format of Digital Video Disks.

Current Trading and Prospects

The year to date has been dominated by a number of strategic investments for Eidos, these have included equity stakes in Pyro Studios, Proein, Elixir Studios and Timeline Studios. In October we increased our holding in Top Cow Productions to 26% and took a 51% holding in the Dallas based developer, Ion Storm. In November, we announced the acquisition of a 19.96% holding in the US based Internet company, Maximum Holdings, as a key step in the unfolding of our internet strategy for the Group. In addition, we recently signed an agreement with the Disney Corporation to utilise three of their characters in games for release next spring and beyond.

Eidos' core business remains strong despite only releasing five titles in the first six months compared to seven last year. Gross margins have improved although following the increased development commitments, selling and administrative costs and goodwill amortisation, Eidos reported an operating loss of L36.9 million.

In order to bring the share price more in line with the market and to improve the marketability of our shares, we intend to seek the approval of shareholders to split each existing 10 pence share into five 2 pence shares. An extraordinary general meeting is to be called on 25 January 2000 and the split will take effect from 26 January 2000. A circular will be sent to shareholders outlining this proposal in more detail in due course.

Ian Livingstone
Chairman
24 November 1999
EIDOS plc

Unaudited Consolidated Profit and Loss Account


                                                               Six months to            Six months to
                                                           30 September 1999        30 September 1998
                                                                        L000                     L000

Group turnover - continuing operations                                44,060                   47,586
Costs of goods sold                                                 (19,692)                 (22,503)
                                                                  ----------               ----------
Gross profit                                                          24,368                   25,083
                                                                  ----------               ----------
Selling and marketing                                               (18,330)                 (12,451)
Research and development                                            (23,558)                 (16,129)
General and administrative

         Goodwill amortisation                                       (5,990)                        -
         Other                                                      (13,415)                 (10,123)
                                                                  ----------               ----------
Operating expenses                                                  (61,293)                 (38,703)
                                                                  ----------               ----------
Operating loss - continuing operations                              (36,925)                  (13,620)

Amounts written off investments                                             -                  (5,250)
Net interest and similar charges                                        (982)                     (58)
                                                                  ----------               ----------
Loss on ordinary activities before tax                               (37,907)                 (18,928)

Taxation                                                              10,913                     5,132
                                                                  ----------               ----------
Net loss after tax                                                   (26,994)                  (13,796)
                                                                  ----------               ----------
Loss per share                                                       (146.2)p                  (80.6)p
Loss per share before goodwill                                       (113.8)p                  (80.6)p


Notes:

1. The loss per share is based on a weighted average number of ordinary shares in issue of 18,463,496 for the six months ended 30 September 1999 (1998:
     17,110,856).

EIDOS plc
Unaudited Consolidated Balance Sheet


                                                           30 September 1999         30 September 1998
                                                                        L000                      L000

Fixed assets

Intangible assets                                                     35,041                         -
Tangible assets                                                        5,021                     6,467
Investments                                                           14,166                     6,909
                                                                 -----------               -----------
Total fixed assets                                                    54,228                    13,376
                                                                 -----------               -----------

Current assets

Stocks                                                                 5,762                     4,404
Debtors                                                               54,488                    33,617
Cash at bank and in hand                                               3,165                    26,115
                                                                 -----------               -----------
Total current assets                                                  63,415                    64,136

Creditors: amounts falling due within one year                       (49,090)                  (21,144)
                                                                 -----------               -----------
Net current assets                                                    14,325                    42,992
                                                                 -----------               -----------
Total assets less current liabilities                                 68,553                    56,368
                                                                 ===========               ===========

Creditors due after more than

one year                                                               (133)                  (28,892)
                                                                 -----------               -----------
Net assets                                                            68,420                    27,476
                                                                 ===========               ===========

Capital and reserves

Called up share capital                                                2,000                     1,711
Share premium account                                                 77,769                    49,352
Other reserves                                                           707                       167
Profit and loss account                                             (12,056)                  (23,754)

                                                                ------------              ------------
Equity shareholders' funds                                            68,420                    27,476
                                                                 ===========               ===========


Notes:

1. Eidos plc is registered in England and Wales (number 2501949) and its registered office is Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU.

EIDOS plc
Unaudited Consolidated Statements of Cash Flow


                                                                      Six months to          Six months to
                                                                       30 September           30 September
                                                                               1999                   1998
                                                                               L000                   L000

Net cash outflow from operating activities                                 (31,229)                (6,554)
                                                                       ------------            -----------
Returns on investments and servicing of finance

Interest received                                                               528                  1,304
Interest paid on bond                                                         (652)                  (951)
Interest paid on finance leases                                                (26)                   (82)
Other interest paid                                                           (587)                  (208)
                                                                        -----------             ----------
                                                                              (737)                     63
                                                                        -----------             ----------
Taxation

Overseas tax paid                                                           (6,225)                (6,316)
                                                                        -----------            -----------

Capital expenditure and financial investment

Purchase of tangible fixed assets                                           (1,053)                (1,387)
Sale of tangible fixed assets                                                     3                     70
Purchase of other investments                                                     -                (1,498)
                                                                        -----------            -----------
                                                                            (1,050)                (2,815)
                                                                        -----------            -----------
Acquisitions and disposals

Purchase of subsidiary undertakings                                        (14,327)                      -
Purchase of associated undertakings                                        (17,728)                      -
                                                                        -----------            -----------
                                                                           (32,055)                      -
                                                                        -----------            -----------

Net cash outflow before financing                                          (71,296)               (15,622)

Financing

Issue of ordinary share capital                                               2,317                      3
Repayment of principal under finance leases                                   (182)                  (420)
                                                                        -----------            -----------
                                                                              2,135                  (417)
                                                                        -----------            -----------
Decrease in cash in the period                                             (69,161)               (16,039)
                                                                      =============          =============

Notes:

1. Net cash outflow from operating activities is derived from an operating loss of L36,925,000 (1998: L13,620,000) adjusted for depreciation of L1,590,000 (1998: L1,564,000), loss on disposal of fixed assets of L5,000 (1998: profit L6,000), goodwill amortisation and write offs of L6,387,000 (1998: L325,000) and an increase in working capital of L2,286,000 (1998: decrease
     L5,183,000).

FOR IMMEDIATE RELEASE

   EIDOS PLC ANNOUNCES FINANCIAL RESULTS FOR THE SECOND QUARTER AND HALF YEAR
                            ENDED SEPTEMBER 30, 1999

   Second quarter revenues increase 25% to L27.3 million ($45.0 million) Second quarter loss before tax and goodwill L13.5 million ($22.2 million)

LONDON, November 24, 1999 -- Eidos plc (NASDAQ: EIDSY), one of the world's leading publishers and developers of entertainment software, announced today results for the three and six months ended September 30, 1999. Revenues for the quarter were L27.3 million ($45.0 million), up from L21.8 million for the corresponding period last year. On a US GAAP basis the Company's loss before tax for the quarter ended September 30, 1999 was L16.8 million
($27.8 million), giving a net loss of L12.8 million ($21.2 million) and a loss per share of 66.3 pence (109.4c), compared to a net loss of L8.8 million and a loss per share of 51.3 pence in the corresponding period last year.

Revenues for the half year were L44.1 million ($72.7 million), compared to L47.6 million for the corresponding period last year. On a US GAAP basis the Company's loss before tax for the half year was L38.1 million ($62.8 million), giving a net loss of L27.1 million ($44.8 million) and a loss per share of 147.0 pence (242.6c), compared to a net loss of L11.8 million and a loss per share of 69.1 pence in the corresponding period last year.

Commenting on Eidos' current trading and prospects, Ian Livingstone, Chairman, stated, "The year to date has been dominated by a number of strategic investments for Eidos, including equity stakes in Pyro Studios, Proein, Elixir Studios and Timeline Studios. In October we increased our holding in Top Cow Productions to 26% and took a 51% holding in the Dallas based developer, Ion Storm. In November, we announced the acquisition of a 19.96% holding in the US based Internet company, Maximum Holdings, as a key step in the unfolding of our internet strategy for the Group. In addition, we recently signed an agreement with the Disney Corporation to utilise three of their characters in games for release next spring and beyond.

Eidos' core business remains strong despite only releasing five titles in the first six months compared to seven last year. Gross margins have improved although following the increased development commitments, selling and administrative costs and goodwill amortisation, Eidos reported an operating loss of L36.9 million.

In order to bring the share price more in line with the market and to improve the marketability of our shares, we intend to seek the approval of shareholders to split each existing 10 pence share into five 2 pence shares. An extraordinary general meeting is to be called on 25 January 2000 and the split will take effect from 26 January 2000. A circular will be sent to shareholders outlining this proposal in more detail in due course".

Charles Cornwall, Chief Executive Officer, added, "Following on from the quiet first quarter, Eidos' interim results reflect the relatively fewer new releases in the period coupled with increased levels of development and corporate activity. This has resulted in turnover of L44.1 million compared to L47.6 million in the same period last year and operating losses of L36.9 million compared to losses of L13.6 million last time. Five new titles were released during the first half compared to seven last year. Legacy of Kain: Soul Reaver from Crystal Dynamics has been particularly successful having already sold in excess of one million units since its launch and is developing into one of our key franchises.

Eidos plc: Announces Second Quarter and Half Year Results

We enter the Christmas selling season with a substantial, high quality product line-up representing Eidos' most impressive winter release schedule ever. To date Power Stone, The Nomad Soul, Revenant and Abomination have already been released. Tomb Raider: The Last Revelation is released today in North America and due on 3 December in Europe, with Fighting Force 2, Urban Chaos, Daikatana, F1 World Grand Prix, Championship Manager Season 99/00 and Gex III on Game Boy Color still to come. Furthermore, the integrity of our fourth quarter release schedule is unprecedented with much anticipated titles such as Resident Evil 3, UEFA Champions League 2000, Thief 2, Fear Affect, Deus Ex and Tomb Raider on Game Boy Color amongst others, due for launch in this period".


---------------------------------- ------------------------------------- ------------------------------------
                                                 US GAAP                               US GAAP

                                     Three Months Ended September 30,             Six Months Ended
                                                                                    September 30,

---------------------------------- ------------------------------------- ------------------------------------
                                            1999               1998               1999               1998
---------------------------------- ------------------------ ------------ ------------------------ -----------
                                       $000*        L000        L000         $000*       L000         L000
---------------------------------- ------------ ----------- ------------ ----------- ------------ -----------
Net sales                            44,963       27,250      21,785       72,699      44,060       47,586
---------------------------------- ------------ ----------- ------------ ----------- ------------ -----------
EBITDA                              (18,939)     (11,478)    (10,513)     (47,764)    (28,948)     (12,055)
---------------------------------- ------------ ----------- ------------ ----------- ------------ -----------
Loss before tax                     (27,756)     (16,822)    (13,043)     (62,784)    (38,051)     (16,954)
---------------------------------- ------------ ----------- ------------ ----------- ------------ -----------
Net loss                            (21,160)     (12,824)     (8,778)     (44,778)    (27,138)     (11,822)
---------------------------------- ------------ ----------- ------------ ----------- ------------ -----------
Loss per share                      (109.4c)      (66.3p)     (51.3p)     (242.6c)    (147.0p)      (69.1p)
---------------------------------- ------------ ----------- ------------ ----------- ------------ -----------
Loss per share before goodwill       (77.6c)      (47.0p)     (41.7p)     (184.1c)    (111.6p)      (49.9p)
---------------------------------- ------------ ----------- ------------ ----------- ------------ -----------

---------------------------------- ------------------------ ------------ ------------------------ -----------
Weighted average shares                  19,347,954         17,110,873         18,463,496         17,110,856
---------------------------------- ------------------------ ------------ ------------------------ -----------


* The Company's financial statements are expressed in Pounds Sterling. References to 'Pounds Sterling' or 'L' are to the currency of the United
Kingdom and references to '$', 'US dollars' or 'US$' are to United States currency. Solely for convenience this press release contains translations of certain Pounds Sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the Pounds Sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or any other rate. Unless otherwise indicated, the translations of Pounds Sterling amounts into US dollars have been made at the rate of $1.65 to L1.00, the exchange rate published by Datastream for September 30, 1999.

Recent developments

*   Launched five new titles in the half year (1998: seven)
*   Increased losses reflect heavy investment in new titles
*   Content based publishing model strengthened by strategic investment

*   Internet strategy substantially advanced by Maximum Holdings investment
* Abomination, Revenant, The Nomad Soul and Power Stone released in current third quarter to date

*   Strong release schedule for key selling season

*   New Disney licence deal

*   Stock split to be proposed to improve marketability

Eidos plc: Announces Second Quarter and Half Year Results

Acquisitions/Investments

On July 29, 1999 Eidos acquired 25% of the share capital of the Spanish developer, Pyro Studios SL creator of the Commandos franchise. In addition, 75% of the related Spanish distributor Proein SA was also acquired securing our position in the fast growing Spanish software market. The acquisitions are being accounted for as joint ventures. This has not had a material impact on the results to September 30, 1999.

In October, Eidos acquired a further stake in Top Cow Productions for $1.8 million bringing the total investment in the company to 26%. Also in October, Eidos acquired 51% of the Dallas based developer, Ion Storm, for a nominal consideration effecting our managerial control over that entity.

On November 15, Eidos announced the acquisition for $55 million of a 19.96% stake in Maximum Holdings. Maximum is a Los Angeles based internet company that is building a specific entertainment portal encompassing interactive games, music and entertainment. Eidos and Maximum intend to co-operate to further Maximum's goal of creating the largest online community for interactive entertainment. It is intended that Maximum will complete a merger with DVD Express Inc ("DVD") shortly, giving Eidos approximately 10.2% of the combined entity. DVD is a leading web based retailer of movies and videos in the rapidly emerging digital format of Digital Video Disks.

UK GAAP Financial Summary

Eidos reports a loss after tax of L27.0 million for the six months ended September 30, 1999 compared to a loss of L13.8m for the corresponding period last year. This loss is after a goodwill amortisation charge of L6.0 million. Turnover decreased from L47.6 million to L44.1 million. The loss per share was 146.2p or 113.8p excluding goodwill, compared to 80.6p. This is based on a weighted average number of shares outstanding in the period of 18,463,496 (1998:17,110,856).

The net cash outflow from operating activities was L31.2 million compared to L6.6 million in the corresponding period of 1998. This is after Eidos' investment in product development and pure research and development of L23.6 million (1998: L16.1 million).

On October 22, 1999 Eidos gave notice of its intent to redeem the remaining 18% ($9.0 million) of the US $ convertible bond. Since that date the whole amount has been converted.

There were five (1998: seven) new games released in the six months ended September 30, 1999. These were Legacy of Kain: Soul Reaver on PC CD and PSX, FA Manager on PSX and Official Formula One Racing, Braveheart and Cutthroats on PC CD. In addition, Warzone 2100 was launched on PSX (following the release on PC CD in March) and Tomb Raider 2 was released on the Premier and Platinum labels. Legacy of Kain: Soul Reaver, developed by Eidos' subsidiary, Crystal Dynamics, has shipped in excess of one million units to date and is developing into a strong franchise.

Gross margin was 55.3% for the half year compared to 52.7% for the corresponding period last year. The increase in margin is largely due to lower royalty costs. Royalty costs in the period were L4.8 million compared to L6.1 million last year. The main releases this half year were internally developed and had lower royalties payable.

Eidos plc: Announces Second Quarter and Half Year Results

Selling and Marketing

Advertising costs in the half year were L7.9 million (17.9% of revenue) compared to L6.4 million (13.4% of revenue) in the corresponding period of 1998. This includes expenditure of L1.6 million in respect of titles to be released in the second half of the year (1998: L1.9 million).

The fixed element of selling and marketing costs was L10.4 million compared to L6.1 million in the prior year. This reflects the amortisation cost of promotional licences and the world-wide departmental headcount increase of 20%.

Research and Development

Research and development represents the Company's investment in product development of L22.1 million (1998: L15.0 million) and pure research and development of L1.5 million (1998: L1.1 million). Product development includes L15.7 million (1998: L12.3 million) invested in a pipeline of over 35 titles to be released over the next two years. The increase partly reflects the additional internal development resource now available to Eidos following the acquisition of Crystal Dynamics in November 1998.

General and Administrative

General and administrative costs for the period were L19.4 million (44.0% of revenue) compared to L10.1 million (21.3% of revenue) in 1998. The total excluding goodwill of L6.0 million, was L13.4 million (30.4% of revenue), reflecting the increased administrative infrastructure required to run the expanded operations of the Group.

Taxation

A tax credit of L10.9 million has been applied to the loss on ordinary activities of L37.9 million. This reflects the projected underlying tax rate for the year to March 31, 2000 of 34%.

Eidos plc is one of the world's leading publishers and developers of entertainment software. The Company develops and publishes a diverse mix of titles for the Sony PlayStation, Sega Dreamcast, Nintendo Color Game Boy and multimedia PC markets in the US, UK, Europe and Asia. The Company's shares are traded on the NASDAQ Stock Market under the symbol EIDSY.

Certain statements contained in this press release may be deemed forward-looking that involve a number of risks and uncertainties. The Company's actual results may differ materially from the expectations expressed in such forward looking statements. Among the factors that could cause actual results to differ materially are world-wide business and industry conditions, including consumer buying and retailer ordering patterns, products delays, changes in research and development spending, company consumer relations, in particular, levels of sales to mass merchants , retail acceptance of the company's published and third-party titles, competitive conditions and other risks detailed, from time to time, in the company's SEC filings, including, but not limited to, the Company's form 20-F for the period ended March 31, 1999.

                                      # # #
Contact:

Charles Cornwall, CEO:                                       011 44 181 636 3000
Jeremy Lewis, CFO:                                           011 44 181 636 3000
Ryan Barr, Brainerd Communicators:                                  212 986 6667
Neil Camp, Binns & Co:                                       011 44 171 786 9600

EIDOS plc

Unaudited Consolidated Statements of Operations Reconciled to US GAAP for the three and six months ended September 30, 1999


                                                       Three months ended                  Six months ended
                                                         September 30,                       September 30,
UK GAAP                                              1999        1999        1998       1999        1999        1998
                                                     $000        L000        L000       $000        L000        L000


Group turnover - continuing operations             44,963      27,250      21,785     72,699      44,060      47,586

Costs of goods sold                              (18,721)    (11,346)    (11,325)   (32,492)    (19,692)    (22,503)
                                                ---------   ---------   ---------  ---------   ---------   ---------
Gross profit                                       26,242      15,904      10,460     40,207      24,368      25,083
                                                ---------   ---------   ---------  ---------   ---------   ---------

Selling and marketing                            (15,614)     (9,463)     (6,593)   (30,244)    (18,330)    (12,451)
Research and development                         (19,436)    (11,779)     (9,064)   (38,871)    (23,558)    (16,129)
General and administrative

   Goodwill amortisation                          (5,735)     (3,476)           -    (9,883)     (5,990)           -
   Other                                         (11,956)     (7,246)     (6,122)   (22,135)    (13,415)    (10,123)
                                               ----------  ----------  ----------  ---------   ---------   ---------
Operating expenses                               (52,741)    (31,964)    (21,779)  (101,133)    (61,293)    (38,703)
                                               ----------  ----------  ----------  ---------   ---------   ---------

Group operating loss - continuing operations      (26,499)    (16,060)    (11,319)   (60,926)    (36,925)    (13,620)

Amounts written off investments                          -           -     (5,250)          -           -     (5,250)
Net interest and similar charges                   (1,480)       (897)        (77)    (1,620)       (982)        (58)
                                               ----------  ----------  ----------  ---------   ---------   ---------
Loss on ordinary activities before tax            (27,979)    (16,957)    (16,646)   (62,546)    (37,907)    (18,928)

Taxation                                            6,597       3,998        4,265     18,006      10,913       5,132
                                               ----------  ----------  ----------  ---------   ---------   ---------
Net loss after tax (prepared

under UK GAAP)                                    (21,382)    (12,959)    (12,381)   (44,540)    (26,994)    (13,796)
                                               ----------  ----------  ----------  ---------   ---------   ---------
Loss per share                                    (110.6c)     (67.0p)     (72.4p)   (241.2c)    (146.2p)    (80.6p)
Loss per share before goodwill                     (80.9c)     (49.0p)     (72.4p)   (187.8c)    (113.8p)    (80.6p)

Reconciliation to US GAAP

Net loss after tax (prepared

under UK GAAP)                                    (21,382)    (12,959)    (12,381)   (44,540)    (26,994)    (13,796)
Amortisation of goodwill                               222         135     (1,647)      (238)       (144)     (3,276)
Amounts written off investments                          -           -       5,250          -           -       5,250
                                                ---------   ---------   ---------  ---------   ---------   ---------
Net loss in accordance with US GAAP               (21,160)    (12,824)     (8,778)   (44,778)    (27,138)    (11,822)
                                                ---------   ---------   ---------  ---------   ---------   ---------
Loss per share in accordance
with US GAAP

Loss per share                                    (109.4c)     (66.3p)     (51.3p)   (242.6c)    (147.0p)     (69.1p)
Loss per share before goodwill                     (77.6c)     (47.0p)     (41.7p)    (184.1c)   (111.6p)     (49.9p)


Notes:

1. The Company's financial statements are expressed in Pounds Sterling. References to 'Pounds Sterling' or 'L' are to the currency of the United Kingdom and references to '$', 'US dollars' or 'US$' are to United States currency. Solely for convenience this press release contains translations of certain Pounds Sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the Pounds Sterling amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or any other rate. Unless otherwise indicated, the translations of Pounds Sterling amounts into US dollars have been made at the rate of $1.65 to L1.00, the exchange rate published by Datastream for September 30, 1999.

EIDOS plc

Unaudited Consolidated Balance Sheets Reconciled to US GAAP


                                                                    September 30, 1999  March 31, 1999
UK GAAP
                                                                  $000            L000             L000

Fixed assets

Intangible assets (net of amortisation of L10,060)              57,817          35,041          25,939
Tangible assets                                                  8,285           5,021           5,668
Investments                                                     23,374          14,166          12,164
                                                        --------------  --------------  --------------
Total fixed assets                                              89,476          54,228          43,771
                                                        --------------  --------------  --------------
Current assets

Stocks                                                           9,508           5,762           5,666
Debtors: amounts falling due within one year                    89,905          54,488          57,737
Cash at bank and in hand                                         5,222           3,165          48,220
                                                        --------------  --------------  --------------
Total current assets                                           104,635          63,415         111,623

Creditors: amount falling due within one year                 (80,999)        (49,090)        (58,049)
                                                        --------------  --------------  --------------
Net current assets                                              23,636          14,325          53,574
                                                        --------------  --------------  --------------
Total assets less current liabilities                          113,112          68,553          97,345
                                                        --------------  --------------  --------------
Creditors due after more than one year                           (219)           (133)         (30,813)
                                                        --------------  --------------  --------------
Net assets                                                     112,893          68,420          66,532
                                                        ==============  ==============  ==============

Capital and reserves

Called up share capital                                          3,300           2,000           1,728
Share premium account                                          128,319          77,769          50,165
Other reserve                                                    1,166             707             707
Profit and loss account                                       (19,892)        (12,056)          13,932
                                                        --------------  --------------  --------------
Shareholders' funds                                            112,893          68,420          66,532
                                                        ==============  ==============  ==============
Reconciliation to US GAAP

Shareholders' funds (prepared under UK GAAP)                   112,893          68,420          66,532
Goodwill                                                        31,436          19,052          19,449
Less in process research and development                       (3,907)         (2,368)         (2,368)
Less amortisation                                             (28,050)        (17,000)        (16,856)
Deferred tax                                                     3,288           1,993           1,993
                                                        --------------  --------------  --------------
Shareholders' funds in accordance with US GAAP                 115,660          70,097          68,750
                                                        ==============  ==============  ==============


Notes:

2. Eidos plc is registered in England and Wales (number 2501949) and its registered office is Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU.

EIDOS plc

Unaudited Consolidated Statements of Cash Flow


                                                                         Six months ended    Six months ended
                                                                       September 30, 1999  September 30, 1999
                                                                       $000          L000                L000


Net cash outflow from operating activities                         (51,528)       (31,229)            (6,554)
                                                             --------------  --------------   ---------------
Returns on investments and servicing of finance

Interest received                                                       871            528              1,304
Interest paid on bond                                               (1,076)          (652)              (951)
Interest paid on finance leases                                        (43)           (26)               (82)
Other interest paid                                                   (968)          (587)              (208)
                                                             --------------  --------------   ---------------
                                                                    (1,216)          (737)                 63
                                                             --------------  --------------   ---------------
Taxation

Overseas tax paid                                                  (10,271)        (6,225)            (6,316)
                                                             --------------  --------------   ---------------

Capital expenditure and financial investment

Purchase of tangible fixed assets                                   (1,738)        (1,053)            (1,387)
Sale of tangible fixed assets                                             5              3                 70
Purchase of other investments                                             -              -            (1,498)
                                                             --------------  --------------   ---------------
                                                                    (1,733)        (1,050)            (2,815)
                                                             --------------  --------------   ---------------
Acquisitions and disposals

Purchase of associated undertakings                                (23,640)       (14,327)                  -
Purchase of joint venture                                          (29,251)       (17,728)                  -
                                                             --------------  --------------   ---------------
                                                                   (52,891)       (32,055)                  -
                                                             --------------  --------------   ---------------
Net cash outflow before financing                                 (117,639)       (71,296)           (15,622)

Financing

Issue of ordinary share capital                                       3,823          2,317                  3
Repayment of principal under finance leases                           (300)          (182)              (420)
                                                             --------------  --------------   ---------------
                                                                      3,523          2,135              (417)
                                                             --------------  --------------   ---------------
Decrease in cash in the period                                    (114,116)       (69,161)           (16,039)
                                                             ==============  ==============   ===============


Notes:

1.   Net cash outflow  from  operating  activities  is derived from an operating
     loss  of   L36,925,000   (1998:   L13,620,000)   adjusted   for
     depreciation of L1,590,000 (1998: L1,564,000), loss on disposal of fixed assets of L5,000 (1998: profit L6,000), goodwill amortisation and write offs of L6,387,000 (1998: L325,000) and
     an  increase  in  working  capital  of  L2,286,000   (1998:  decrease
     L5,183,000).

    Eidos plc Statistical Information for the Period Ended September 30, 1999

                            Geographical Revenue Mix
                                   (unaudited)

                                     Quarter


                                  September 30, 1999                       September 30, 1998
                                     L000s           % of Total                L000s          % of Total


North America                       12,425                45.6%                6,553               30.1%
UK/Europe                           13,214                48,5%               14,443               66.3%
Rest of World                        1,611                 5.9%                  789                3.6%
                               -----------          -----------          -----------         -----------
Total net revenues                  27,250               100.0%               21,785              100.0%
                               -----------          -----------          -----------         -----------

                                    Half Year

                                  September 30, 1999                       September 30, 1998
                                     L000s           % of Total                L000s          % of Total
North America                       16,979                38.5%               16,756               35.2%
UK/Europe                           24,374                55.3%               28,397               59.7%
Rest of World                        2,707                 6.1%                2,433                5.1%
                               -----------          -----------          -----------         -----------
Total net revenues                  44,060               100.0%               47,586              100.0%
                               -----------          -----------          -----------         -----------

                               Percentage Change             Percentage Change
                                    Quarter                      Half Year

North America                        89.6%                         1.3%
UK/Europe                            (8.5%)                       (14.2%)
Rest of World                        104.2%                        11.3%
                                  -----------                   -----------
Total net revenues                   25.1%                        (7.4%)
                                  -----------                   -----------

                    Platform Revenue Mix (Games Revenue only)
                                   (Unaudited)

                                                Quarter

                                  September 30, 1999                       September 30, 1998
                                     L000s           % of Total                L000s          % of Total
Console                             17,743                68.5%                6,209               29.6%
PC                                   8,172                31.5%               14,757               70.4%
                               -----------          -----------          -----------         -----------
Total net revenues                  25,915               100.0%               20,966              100.0%
                               -----------          -----------          -----------         -----------

                                               Half Year

                                  September 30, 1999                       September 30, 1998
                                     L000s           % of Total                L000s          % of Total
Console                             23,640                56.6%               17,374               38.0%
PC                                  18,126                43.4%               28,348               62.0%
                               -----------          -----------          -----------         -----------
Total net revenues                  41,766               100.0%               45,722              100.0%
                               -----------          -----------          -----------         -----------

                               Percentage Change             Percentage Change
                                    Quarter                      Half Year

Console                              185.8%                        36.1%
PC                                  (44.6%)                       (36.1%)
                                  -----------                   -----------
                                     23.6%                        (8.7%)
                                  -----------                   -----------
